File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 10 April 2006 no:7/06



ASSA ABLOY acquires producer of steel doors and frames in Canada

ASSA ABLOY has acquired Baron Metal Industries Inc, a leading producer of steel doors and frames in Canada.

Baron Metal Industries is a well established company primarily in the Canadian commercial steel door and frame industry. Baron has established itself during the last 25 years as a strong player in the mid-range door and frame market. The acquisition enhances ASSA ABLOY's solutions offering for a broader range of steel doors and frames enabling ASSA ABLOY to address relevant segments in the market.

The Company has its headquarters and operating facility in Woodbridge, Toronto.

Annual sales amount to approximately CAD 30 M with a good EBIT-margin and the acquisition is expected to be accretive to EPS from the date of acquisition. The Company has approximately 140 employees. Restructuring costs in connection with the acquisition are expected to amount to approximately CAD 1 M.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79